February 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Charli Gibbs-Tabler / Matthew Derby

Re:	Healthcare Triangle, Inc. Amendment No. 1 to Registration Statement on Form S-1 Submitted January 12, 2024 CIK No. 0001839285

Ladies and Gentlemen:

On behalf of Healthcare Triangle, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects revisions to the above-referenced Registration Statement submitted to the Commission on January 12, 2024 (the “Registration Statement”). The Amended Registration Statement has been revised in response to the comment letter addressed to the Company dated January 26, 2024, from the staff of the Commission (the “Staff”), as well as certain other updated information.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated January 26, 2024, are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Amended Registration Statement.

Cover Page

1.	Staff Comment: Please revise here and elsewhere as appropriate to provide a more complete discussion regarding the terms of the First Tranche Note and the Securities Purchase Agreement dated December 28th, 2023. In addition, clarify the maximum number of shares that the note can be converted into and the circumstances and prices under which such conversions can occur, as well as any provisions that may permit a change to the floor price or conversion price, and the effect that any such changes would have on investors.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure to provide additional detail and clarity on the terms of the First Tranche Note and the Securities Purchase Agreement dated December 28th, 2023.

U.S. Securities and Exchange Commission

February 9, 2024

Our revenues have historically been concentrated among our top customers . . ., page 19

2.	Staff Comment: Please identify the major customer who accounted for 39% of your revenue in 2022 and revise to provide a more complete discussion regarding your reliance on that customer and the material terms of your agreements with them, including any termination provisions. In addition, file any agreements as exhibits or tell us why it is not required. Refer to Item 601(b)(10) of Regulation S-K.

Company Response: Pursuant to the Company’s Current Report on Form 8-K, filed with the Commission on February 2, 2024, the Company has additionally informed the Staff that its largest customer, accounting for 39% of its revenue in the fiscal year 2022, Guidant Global, Inc. (“Guidant”), has terminated its Supplier Master Services Agreement dated August 10, 2021 (as amended, the “Agreement”), effective as of February 04, 2024 (the “Termination Letter”).

Pursuant to the Staff’s request, the Company has added additional disclosure in the Risk Factor addressing the current agreement, its termination and its impact, and has additionally disclosed the Agreement and the Termination Letter in the Exhibits section of the Amended Registration Statement for additional disclosure.

* * * * *

Please note that the Company has included certain changes reflected in the Registration Statement other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (646) 844-1492 or Ross Carmel of our office at (646) 838-1310.

Very truly yours,

/s/ Brian B. Margolis, Esq.

Brian B. Margolis, Esq.

Sichenzia Ross Ference Carmel LLP

cc:	Thyagarajan Ramachandran, Healthcare Triangle, Inc.